

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2023

Lynn Hutkin
Vice President of Financial Reporting & Investor Relations
BEL FUSE INC.
206 Van Vorst Street
Jersey City, New Jersey 07302

> **Re: BEL FUSE INC.**
> **Registration Statement on Form S-3**
> **Filed on May 10, 2023**
> **File No. 333-271817**

Dear Lynn Hutkin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alan Wovsaniker